DABBAH SECURITIES CORP.

**FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION**

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42634

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dabbah Securities Corp.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

167 East 63rd Street

(No. and Street)

New York	**NY**	**10065**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Dabbah	**646 465 4825**	steve@dabbahsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP

(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

12-14-2004	**2107**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Dabbah, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dabbah Securities Corp., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WILMER J PAZMINO
Notary Public - State of New York
NO. 01PA6384619
Qualified in Queens County
My Commission Expires Dec 17, 2026

Signature: [signature]

Title: President

[signature]
Notary Public

By Steve Dabbah on February 18th, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DABBAH SECURITIES CORP.

DECEMBER 31, 2024

TABLE OF CONTENTS



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dabbah Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dabbah Securities Corp. (an S Corporation) as of December 31, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dabbah Securities Corp.'s management. Our responsibility is to express an opinion on Dabbah Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dabbah Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information (Schedule 1 - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Schedule II and III – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Dabbah Securities Corp.'s financial statements. The Supplementary Information is the responsibility of Dabbah Securities Corp.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg. Molé. Krantz & Goldfarb, LLP

We have served as Dabbah Securities Corp.'s auditor since 2009.

Woodbury, New York
February 15, 2025

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

DABBAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	25,890
Marketable securities		2,731,818
Due from broker		54,493
Other assets		63,476
Furniture, equipment and improvements, net of accumulated depreciation		294,026
Total assets	$	**3,169,703**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	37,492
Total liabilities		37,492

Stockholder's equity

Common stock, no par value; 10,000 shares authorized, 3,000 shares issued and outstanding	59,800
Additional paid-in-capital	1,010,000
Retained earnings	2,062,411
Total stockholders's equity	**3,132,211**
Total liabilities and stockholder's equity	$ 3,169,703

See notes to the financial statements

DABBAH SECURITIES CORP.

STATEMENT OF OPERATIONS

DECEMBER 31, 2024

Revenues:	
Commissions	$ 1,006,651
Trading gains, net of losses	673,659
Other income	751
Interest and dividends	37,452
Total revenues	1,718,513
Expenses:	
Commission expense	$ 289,568
Trading expenses and clearing charges	203,668
Insurance	87,728
Compensation and related	82,377
Professional fees	79,959
Occupancy	51,471
Communication & technology	18,007
Depreciation	15,910
License and registration fees	11,220
General, administrative and other	225,129
Total expenses	$ 1,065,037
Net income	$ 653,476

See notes to the financial statements

DABBAH SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2024

Balance - January 1, 2024	$	2,474,535
Net income		653,476
Contributions		4,200
Balance - December 31, 2024	$	3,132,211

DABBAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2024

Cash flows from operating activities:	
Net income	$ 653,476
Adjustments to reconcile net income to net cash provided by operating activities:	
Trading gains, net of losses	(673,659)
Depreciation	15,910
Cash flow from changes in assets and liabilities:	
Purchases of marketable securities, net of sales	56,357
Increase in due from broker	(7,105)
Increase in other assets	(36,187)
Increase in accounts payable and accrued expenses	8,397
Total Adjustments	(636,287)
Net cash provided by operating activities	17,189
Cash flows from investing activities	
Computer Hardware	(4,151)
Cash flows from financing activities	
Contribution	4,200
Net change in cash and cash equivalents	17,238
Cash and cash equivalents at the beginning of the year	8,652
Cash and cash equivalents at the end of the year	$ 25,890
Supplemental cash flow disclosure:	
Interest paid	$ 3,937
Income taxes paid	$ -

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Dabbah Securities Corp (the Company) is a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and an introducing broker registered with the National Futures Association ("NFA").

The Company had no items reportable as customer's fully paid securities: (1) not in the Company's possession or control as the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606) revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. Commission revenues and proprietary trading gains and losses are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*
The Company finds that with regard to commission income, the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company is a non-clearing broker and, accordingly, utilizes clearing brokers on a fully disclosed basis on applicable transactions.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Marketable securities
Marketable securities are reflected at the closing price on the day of valuation with resultant unrealized gains or losses reflected in net income for the year. The financial statements reflect realized gains and losses on dispositions of investment securities on a trade date basis. The cost of marketable securities sold is determined by the specific identification method.

Good faith deposit
At December 31, 2024 the Company maintained good faith deposits totaling approximately $10,100 with its current clearing/trading firms. The Company's active deposits are invested in U.S. Treasury Bills and are included in Due from broker on the accompanying financial statements.

Income taxes
The Company has elected to be treated as a Subchapter S Corporation for federal and state purposes and, as a result, will generally not be subject to corporate income taxes. The Company's shareholder is taxed on the Company's income. However, New York City does not recognize S corporation status and, accordingly, local corporate income taxes will continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Due from broker
The Company maintains proprietary trading positions in broker accounts. The balances in these accounts and the related margin balances are reflected as due from broker in the accompanying financial statements.

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, "Financial Instruments – Credit Losses" (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2024, there were no expected credit losses.

Leases
The FASB issued (ASU) 2016-02, "Leases" (Topic 842) which includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition a right of use asset and a corresponding lease liability relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Segment reporting
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses.

The Company has evaluated the guidance and has determined that The Company operates as one operating segment. For further discussion refer to Footnote 5, Reportable Segments.

3. **CREDIT AND OFF-BALANCE SHEET RISK**

The Company's cash deposits held outside of the Company's clearing firms are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

3. **CREDIT AND OFF-BALANCE SHEET RISK** *(continued)*

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing broker. The Company's clearing broker will require the Company to fulfill the obligation of a customer account that goes into default. The Company monitors customer accounts intraday to mitigate such risk.

4. **FIXED ASSETS**

As of December 31, 2024, fixed assets consist of the following:

Furniture and fixtures	$ 4,337
Office equipment	17,347
Leasehold improvements	318,201
	339,885
Less accumulated depreciation	(45,859)
	$ 294,026

For the year ended December 31, 2024, depreciation expense was $15,910.

5. **MARKETABLE SECURITIES**

The Company's investments in marketable securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value. As of December 31, 2024 marketable securities included common stock of $1,829,508, bonds of $423,644 and options of $465,010.

Accounting Standards Codification 820, Fair Value Measurements, defines fair value, established a framework for measuring fair value, and established a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cast approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

5. MARKETABLE SECURITIES *(continued)*

Level 2 - Valuations based on quoted prices for similar investments, or inputs that are observable either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Valuations based on inputs that are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

6. OFFICE SPACE

The Company's primary office space is located in the residence of the sole shareholder of the Company. The Company paid rent of approximately $51,471 for the year ended December 31, 2024 which is considered fair value of the space provided. The occupancy commitment is month-to-month. As discussed above, the FASB issued (ASU) 2016-02, "Leases" (Topic 842) which requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The Company does not have any leases meeting the criteria of the standard.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $1,987,629, which exceeded the required minimum net capital of $100,000 by $1,877,629. There was $37,492 of Aggregate indebtedness as of December 31, 2024. The Company's percentage of aggregate indebtedness to net capital was 1.89%.

8. **REPORTABLE SEGMENTS**

The Company is engaged in a single line of business as a securities broker-dealer, engaged in principal trading. The Company has identified its President as its chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies

9. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 15, 2025 the date on which the financial statements were issued.

DABBAH SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2024

DABBAH SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

Total member's equity	$	3,132,211
Deductions		
Non-allowable assets		(362,551)
Proprietary charges on commodities		(225,478)
Total deductions		(588,029)
Net capital before haircuts on securities positions		2,544,182
Haircuts on securities		(556,553)
Net capital	$	1,987,629
Computation of basic net capital requirement:		
Minimum net capital requirement, greater of 6-2/3%		
of aggregate indebtedness (37,492)	$	2,499
Statutory minimum net capital required	$	100,000
Net capital requirement (greater of the minimum calculation or		
the statutory amount)	$	100,000
Excess net capital	$	1,887,629
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital	$	1,867,629
Computation of aggregate indebtedness:		
Accrued expenses and other payables	$	37,492
Percentage of aggregate indebtedness to net capital		1.89%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly no reconciliation is necessary.

Schedule II:
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 or Footnote 74 of SEC Release No. 34-70073.

Schedule III:
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 or Footnote 74 of SEC Release No. 34-70073.

WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Dabbah Securities Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Dabbah Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dabbah Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2) (ii)) (the "exemption provisions") and (2) Dabbah Securities Corp. stated that Dabbah Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception.   Dabbah Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dabbah Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Mole; Krantz & Goldfarb, llp

Woodbury, New York
February 15, 2025

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

EXEMPTION REPORT

DECEMBER 31, 2024

Dabbah Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

2. The Company met the identified exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Dabbah Securities Corporation

I, Steve Dabbah, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Steve Dabbah

Title: President
Dated: February 15, 2025